[Letterhead of The Brazil Fund, Inc.]
February 22, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Grzeskiewicz
The Brazil Fund, Inc.
Registration Statement on Form N-1A
File Nos. 811-05269 and 333-130463
Dear Mr. Grzeskiewicz:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by The Brazil Fund, Inc. (the “Registrant”) to withdraw its Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on December 19, 2005 (the “Registration Statement”).
     The Registrant is withdrawing the Registration Statement because its proposal to convert into an open-end investment company was not approved at a meeting of its shareholders adjourned to February 17, 2006. None of the securities covered by the Registration Statement were offered or sold. The Registrant intends to continue operating as a closed-end investment company.
     Please provide the Registrant and the Registrant’s counsel, Bruce Schindler, Esq., Debevoise & Plimpton LLP, 919 Third Avenue, New York, NY 10022 with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.
     If you have any questions regarding this application, please contact Mr. Schindler at (212) 909-6154.

Sincerely, THE BRAZIL FUND, INC.
By:	/s/ John Millette
John Millette,
Secretary